InterOil Selects Total SA for PNG Gas Development

- Transformational transaction to monetise InterOil's Elk-Antelope fields

- InterOil to maintain a material 30% interest in integrated LNG development

- Highly-credentialed partner to facilitate certainty of development

- Illustrative final transaction price of US$1.5 – US$3.6 billion (for a range of 5.4 – 9.0 tcfe of hydrocarbon gas equivalent), with payments to be based on appraisal drilling and certification

- Limited conditions with completion expected in Q1 2014

PORT MORESBY, Papua New Guinea and HOUSTON, Dec. 5, 2013 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has agreed to sell to Total S.A. (CAC: TOT; NYSE: TOT) a gross 61.3% interest in Petroleum Retention License 15 ("PRL15") which contains the Elk-Antelope gas fields in the Gulf Province of Papua New Guinea, and has also granted Total an exclusive right to negotiate a farm-in to all its exploration licenses in Papua New Guinea.

Agreements covering the sale and purchase of the PRL 15 interests, proposed liquefied natural gas ("LNG") project, and the exploration farm-in rights, were signed today in Port Moresby by InterOil's chief executive Dr. Michael Hession and Total Exploration & Production Senior Vice President Asia Pacific, Jean-Marie Guillermou.

The transaction price depends on appraisal and certification of Elk-Antelope, with illustrative payments of approximately US$1.5 billion - US$3.6 billion, *for a range of 5.4 trillion to 9.0 trillion cubic feet of hydrocarbon gas equivalent ("tcfe").

The agreement with Total provides for fixed and variable resource-based payments:

  Fixed payments to InterOil include US$613 million on transaction completion, which is expected in Q1 2014; US$112 million on a final investment decision for a new LNG plant; and US$100 million at first LNG cargo from the proposed LNG facility.
  In addition to these fixed amounts, variable payments for amounts in excess of 3.5 Tcfe for the gas resource will depend on certification by two independent certifiers following up to three appraisal wells to be drilled in PRL15.

In addition, Total has agreed to make a payment of US$100 million per tcfe for volumes over one tcfe for additional resources discovered in PRL15 from one exploration well. Any payment would be made at first gas from the proposed Elk-Antelope LNG facility.

Total will carry the cost of the drilling for the appraisal well program. The program and certification of Elk-Antelope is expected to be completed in 2015.

Total will lead construction of and operate the proposed integrated LNG project, a final investment decision on which will follow reserves certification, basis of design and front-end engineering and design.

Total also has an option to take an interest in all of InterOil's exploration leases in Papua New Guinea (PPLs 236, 237 and 238), which InterOil will continue to operate.

Total and InterOil have also agreed to explore other business opportunities both in Papua New Guinea and elsewhere in the Asia Pacific region.

Today's agreement follows an extensive international competitive bidding and evaluation process for development of InterOil's interests in Papua New Guinea.

Dr. Hession said today's transformational, company-making transaction would significantly benefit InterOil shareholders and the Papua New Guinea people.

"It is satisfying that Total, one of the world's largest international oil and gas companies, shares our faith in developing Elk-Antelope, a world-class hydrocarbon resource and one of the largest discoveries in Asia in the past 20 years," Dr. Hession said.

"Total is a world-class operator and will bring experience and expertise to a development that will diversify Papua New Guinea's hydrocarbon sector.

"InterOil, with more than 1,000 employees, is already a significant contributor to Papua New Guinea's economy and we remain confident that this deal will lead to continued investment, increased Government revenue and job creation, particularly in the Gulf Province.

"We will work alongside Total to help develop further expertise among Papua New Guineans in the country's oil and gas industry.

"We will also work with the Papua New Guinea Government to develop proposals for setting aside gas for generation of affordable electricity throughout Papua New Guinea.

"This is a great day for InterOil's investors, Papua New Guinea, and the people who work for us."

Dr. Hession added that the transaction was a key to meeting the company's priority objectives of maximising shareholder value, monetising Elk-Antelope, progressing development of an integrated LNG project, strengthening its financial position, and continuing its extensive exploration program.

Funds from the transaction will be applied to retiring debt, exploring and appraising activities and to funding InterOil's share of the Elk-Antelope development.

The Chairman of InterOil, Dr. Gaylen Byker, said today's transaction was a landmark for investors, who had stuck by the company since its formation in 1997.

"This is a significant event in the company's history, and we look forward to growing this company along with Total for the benefit of our shareholders and for Papua New Guinea."

The transaction is expected to complete in Q1 2014.

InterOil was advised by Credit Suisse.

Completion of the agreements is subject to conditions, including government approvals and acquisition of the minority interests in PRL15.

These conditions are expected to be satisfied by Q1 2014.

Agreements have been reached with most of the minority interest holders in PRL 15.

The table below shows the gross interests after completion of the acquisition of the minority interests.

Gross Interests in PRL 15, post-acquisition of the Pacific LNG minority interests in PRL15

Entity	Gross interests pre-transaction	Gross interests post-transaction	Net working interests post-transaction
InterOil	75.6114	38.7097	30.0
Total SA	0	61.2903	47.5
Indirect participating interests	24.3886	0	0
PNG Government and landholders[1]	0	0	22.5
Total (%)	100.00	100.00	100.00

[1]Assumes the Papua New Guinea Government and landholders in PRL15 exercise their rights under the PNG Oil and Gas Act to take their respective 20.5% and 2% interest in the licence when a petroleum development licence is issued.

* Based on InterOil's 2012 existing independent resource estimates by GLJ Petroleum Consultants Limited for the Elk-Antelope fields, 2012 InterOil annual report.

About InterOil

InterOil Corporation is developing a vertically integrated energy business with a primary focus on Papua New Guinea and the surrounding region. InterOil's assets include petroleum licenses covering about 3.9 million acres (about 1.6 million hectares), an oil refinery, and retail and commercial distribution facilities, all in Papua New Guinea. The company employs over 1000 people and is listed on the New York and Port Moresby stock exchanges.

As at 31 December 2012	Case
Elk / Antelope contingent(1)(2)	Low	Best	High
Initial recoverable sales gas (Tcf)	6.83	9.07	10.85
Initial recoverable condensate (MMbbls)	111.5	135.4	156.3
Initial recoverable (MMboe)	1,250.1	1,646.3	1,965.4

*	(1) These estimates represent 100% of the Elk and Antelope fields
*

(2)   The "low" estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The "best" estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The "high" estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate

About Total

Total is the world's fifth largest publicly traded, integrated oil and gas company with nearly 100,000 employees in more than 130 countries and oil and gas exploration and production in more than 50 countries. The company's head office is in Paris and more than a quarter of Total's shareholders are based in France. Total has a market capitalization of more than US$120 billion. The company was founded in 1924 and was a pioneer in the creation of the liquefied natural gas industry in Algeria in 1964. Total has LNG interests in Australia, Angola, Indonesia, Nigeria, Norway, Oman, Qatar, Russia, United Arab Emirates and Yemen. Total is listed on the Paris, New York, London and Brussels stock exchanges.

Investor contacts for InterOil
Wayne Andrews, Vice President Capital Markets	Meg LaSalle, Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings Corporate Communications
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the timing of potential closing, the likelihood of satisfaction of conditions, the anticipated purchase price, expectations regarding the ability to achieve closing, potential further agreements and recoverable resources. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including discussions with bidders on the partnering process and bids received to date in respect of such process. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

Oil and Gas and Resource Information

InterOil currently has no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.

The resources information set forth in this press release is based on the 2012 GLJ Report, which was prepared in accordance with NI 51-101 and a summary is included in InterOil's annual information form for the year ended December 31, 2012, a copy of which has been filed on SEDAR (www.SEDAR.com) and on InterOil's website (www.interoil.com).

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves: (i) sanctioning of the facilities required to process and transport marketable natural gas to market, (ii) confirmation of a market for the marketable natural gas and condensate and (iii) determination of economic viability. Although a final project has not yet been sanctioned, pre-FEED studies are ongoing for the LNG Project and FEED studies conducted for the Condensate Stripping Project as options for potential monetization of the gas and condensate.

The "low" estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The "best" estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The "high" estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The accuracy of resource estimates is in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.